Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 26, 2006

List of materials

Documents attached hereto:


i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2006


                                   Sony Corporation
                                   6-7-35 Kitashinagawa
                                   Shinagawa-ku
                                   Tokyo 141-0001 Japan

                                   No: 06--101E
                                   3:00 P.M. JST, October 26, 2006


                 Consolidated Financial Results
        for the Second Quarter Ended September 30, 2006

Tokyo, October 26, 2006 -- Sony Corporation today announced its consolidated results for the second quarter of the fiscal year ending March 31, 2007 (July 1, 2006 to September 30, 2006).


    (Billions of yen, millions of U.S. dollars, except per share amounts)
                               Second quarter ended September 30

                              2005       2006  Change      2006*
                                               in Yen
----------                  ------     ------  ------     ------
Sales and operating       Y1,711.6   Y1,854.2    +8.3%   $15,713
 revenue**
Operating income              74.6      (20.8)      -       (177)
 (loss)
Income (loss) before          95.4      (26.1)      -       (221)
 income taxes
Equity in net income          (2.6)      19.7       -        167
 (loss) of affiliated
 companies
Net income                    28.5        1.7   -94.1         14

Net income per share
 of common stock
  - Basic                   Y28.63      Y1.68   -94.1      $0.01
  - Diluted                  27.32       1.60   -94.1       0.01


Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S.
GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118=U.S.$1, the approximate
Tokyo foreign exchange market rate as of September 29, 2006.

** Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the second quarter of the fiscal year ended March 31, 2006 have been reclassified to conform with the presentation of these items for the second quarter of the fiscal year ending March 31, 2007. Royalty income for the second quarters ended September 30, 2005 and 2006 was Y8.6 billion and Y7.3 billion, respectively. These amounts were recorded primarily within the Electronics segment.

Consolidated Results for the Second Quarter Ended September 30,
2006
---------------------------------------------------------------

Sales and operating revenue ("sales") increased 8.3% compared with the same quarter of the previous fiscal year; on a local currency basis sales increased 4%. (For all references herein to results on a local currency basis, see Note I).

Sales within the Electronics segment increased 12.1%. Products such as "BRAVIA TM" LCD televisions, "VAIO" PCs, and
"Cyber-shot TM" digital cameras contributed to the sales increase, although there was a decline in sales of such products as CRT televisions. In the Game segment, sales decreased 20.5% compared to the same quarter of the previous fiscal year primarily as a result of a decrease in hardware unit sales of PSP(R) (PlayStation(R)Portable) ("PSP"). In the Pictures segment, there was a 12.1% increase in revenue mainly due to the greater number of theatrical releases during the quarter, combined with higher theatrical revenue per film on titles including Talladega Nights: The Ballad of Ricky Bobby and Monster House. In the Financial Services segment, revenue decreased by 4.4% mainly due to a decrease in valuation gains in the general account and the separate account at Sony Life Insurance Co., Ltd. ("Sony Life").

An operating loss of Y20.8 billion ($177 million) was recorded, a deterioration of Y95.4 billion compared to the same quarter of the previous fiscal year. This includes the recording of a Y51.2 billion provision that relates to charges expected to be incurred as a result of the recall by Dell Inc., Apple Computer Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. The operating income recorded during the same quarter of the previous fiscal year includes a one time gain of Y73.5 billion resulting from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund.

In the Electronics segment, there was an improvement in the cost of sales ratio, a decrease in loss on sale, disposal or impairment of fixed assets and an increase in sales to outside customers, as well as a positive impact from the depreciation of the yen. However, decreased operating income was recorded as a result of the absence of the above-mentioned transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund, of which Y64.5 billion yen was recorded within the Electronics segment during the same quarter of the previous fiscal year, and the notebook computer battery provision recorded during the current quarter.

In the Game segment, an operating loss was recorded as a result of the recording of charges associated with preparation for the launch of the PLAYSTATION(R)3 ("PS3") platform. In the Pictures segment, the amount of operating loss increased primarily due to higher total marketing expenses resulting from a greater number of theatrical releases and the theatrical underperformance of Zoom and All The King's Men. In the Financial Services segment, there was a decrease in operating income mainly attributable to the decrease in valuation gains in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, for the second quarter amounted to Y5.3 billion ($45 million) compared to Y32.9 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y5.2 billion ($44 million) compared to Y32.3 billion in the same quarter of the previous fiscal year.

A loss before income taxes of Y26.1 billion ($221 million) was recorded, a deterioration of Y121.5 billion compared to the same quarter of the previous year. This was the result of the fact that the net effect of other income and expenses was Y26.1 billion lower compared to the same quarter of the previous year, in addition to the deterioration in operating income (loss). The lower net effect of other income and expenses was primarily a result of the absence of the recording of a gain of Y20.7 billion on the change in interest resulting from the sale of a portion of stock in Monex Beans Holdings, Inc. which was recorded in the same quarter of the previous fiscal year and the recording of a net foreign exchange loss in the current quarter versus the net foreign exchange gain recorded in the same quarter of the previous fiscal year.

Equity in net income (loss) of affiliated companies of Y19.7 billion ($167 million) was recorded, an improvement of Y22.3 billion from the equity in net loss recorded in the same quarter of the previous fiscal year. Sony recorded equity in net income for Sony Ericsson Mobile Communications AB ("Sony Ericsson") of Y21.8 billion ($185 million), an increase of Y14.8 billion compared to the same quarter of the previous year. S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels, contributed Y1.6 billion ($14 million) to equity in net income (before the elimination of unrealized intercompany profits) as a result of a significant increase in LCD panel shipments, an improvement of Y4.4 billion compared to the same quarter of the previous fiscal year. Sony also recorded equity in net loss of Y2.2 billion ($19 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), a decrease in the amount of equity loss of Y1.0 billion compared to the same quarter of the previous fiscal year. An equity in net loss of Y2.8 billion ($24 million) for Metro-Goldwyn-Mayer Inc. ("MGM")* was recorded by Sony, a decrease in the amount of equity loss of Y1.6 billion compared to the same quarter of the previous fiscal year. The equity in net loss for MGM includes non-cash interest expense of Y2.1 billion ($18 million) on cumulative preferred stock compared to the Y1.5 billion of non-cash interest expense on cumulative preferred stock recorded in the same quarter of the previous fiscal year.

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

As a result, net income decreased by 94.1% compared to the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment
----------------------------------------------------

Electronics
-----------

                      (Billions of yen, millions of U.S. dollars)
                               Second quarter ended September 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating   Y1,229.4   Y1,378.4       +12.1%   $11,681
 revenue
Operating income          28.1        8.0       -71.4         68


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 12.1% compared to the same quarter of the previous fiscal year (a 7% increase on a local currency basis). Sales to outside customers increased 16.7% compared to the same quarter of the previous fiscal year. There was an increase in sales of products including "BRAVIA" LCD televisions, "VAIO" PCs, and "Cyber-shot" digital cameras, all of which experienced favorable sales in all regions, partially offset by a decrease in sales of several products primarily CRT televisions.

Operating income decreased by 71.4% compared with the same quarter of the previous fiscal year. An improvement in the cost of sales ratio, a decrease in loss on sale, disposal or impairment of fixed assets, an increase in sales to outside customers, as well as a positive impact from the depreciation of the yen favorably impacted operating income. However, these factors were more than offset by the absence of the Y64.5 billion gain which resulted from the transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund recorded in the same quarter of the previous fiscal year, as well as by the recording in the current quarter of the Y51.2 billion provision for charges related to the notebook computer battery pack recall and subsequent global replacement program. With regard to products within the Electronics segment, there was a positive contribution to operating income from strong sales of "Cyber-shot" digital cameras and "BRAVIA" LCD televisions. Other products which contributed positively compared to the same quarter of the previous fiscal year included CRT televisions, where fixed costs have been lowered as a result of previous restructuring activities.

Inventory, as of September 30, 2006, was Y971.6 billion ($8,234 million), a Y328.7 billion, or 51.1%, increase compared with the level as of September 30, 2005 and a Y164.0 billion, or 20.3%, increase compared with the level as of June 30, 2006. This increase was primarily a result of increased LCD television inventory as well as increased semiconductor inventory in preparation for the PS3 launch.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

                                    (millions of Euros)
                     Second quarter ended September 30
                          2005       2006    Change in
                                                 Euros
----------              ------     ------       ------
Sales and operating   EUR2,055   EUR2,913          +42%
 revenue
Income before income       151        433         +187
 taxes
Net income                 104        298         +187


Sales for the quarter increased by 42% compared to the same quarter of the previous year. Results were boosted by sales of hit models such as "Cyber-shot" and "Walkman(R)" phones. As a result, equity in net income of Y21.8 billion ($185 million) was recorded by Sony.

Game
----

                      (Billions of yen, millions of U.S. dollars)
                               Second quarter ended September 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating     Y214.2     Y170.3       -20.5%    $1,443
 revenue
Operating income (loss)    8.2      (43.5)          -       (369)


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 20.5% compared with the same quarter of the previous fiscal year (a 25% decrease on a local currency basis).

Hardware: There was a decrease in sales in Japan, the U.S. and Europe mainly as a result of lower PSP and PlayStation(R)2 ("PS2") unit sales compared to the same quarter of the previous fiscal year, as well as a strategic price reduction for PS2 in those markets.

Software: Although sales from PSP software increased compared to the same quarter of the previous fiscal year, overall software sales decreased as a result of lower PS2 software sales.

An operating loss of Y43.5 billion ($369 million) was recorded, a decline compared to the Y8.2 billion operating income recorded during the same quarter of the previous fiscal year. This deterioration was due to the recording of charges associated with preparation for the launch of the PS3 platform, in addition to continued high research and development costs associated with PS3, although combined profit from the PS2 and PSP businesses was relatively unchanged.

Worldwide hardware production shipments (and increase/decrease compared to the same quarter of the previous fiscal year):*
   -> PS2: 5.02 million units (an increase of 0.01 million units) -> PSP: 3.89 million units (an increase of 0.14 million units)

Worldwide software production shipments (and increase/decrease compared to the same quarter of the previous fiscal year):*
   -> PS2: 47 million units (a decrease of 3 million units)
   -> PSP: 12.9 million units (an increase of 3.9 million units)

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of September 30, 2006, was Y188.2 billion ($1,595 million), which represents a Y73.3 billion, or 63.8%, increase compared with the level as of September 30, 2005. This increase was due to the low level of overall PSP inventory as of September 30, 2005, following the launch of PSP in Europe, in addition to inventory recorded from PS3-related components as of September 30, 2006. Inventory, as of September 30, 2006, was a Y66.2 billion, or 54.3%, increase compared with the level as of June 30, 2006.

Pictures
--------

                      (Billions of yen, millions of U.S. dollars)
                               Second quarter ended September 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating     Y158.9     Y178.2       +12.1%    $1,510
 revenue
Operating loss            (6.6)     (15.3)          -       (129)


The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 12.1% compared with the same quarter of the previous fiscal year (7% increase on a U.S. dollar basis). Sales increased primarily due to a greater number of theatrical releases in the current year's second quarter, combined with higher theatrical revenue per film on titles released during the quarter. This was partially offset by lower DVD revenues on theatrical films. Major theatrical releases that contributed to revenues during the quarter included Talladega Nights: The Ballad of Ricky Bobby, Monster House and Click.

An operating loss of Y15.3 billion ($129 million) was recorded, a deterioration of Y8.6 billion compared to the same quarter of the previous fiscal year. Despite the sales increases noted above, motion picture operating income was adversely affected by higher total marketing expenses resulting from a greater number of theatrical releases and the theatrical underperformance of Zoom and All The King's Men. The lower DVD revenues noted above also contributed to the increased operating loss. Television operating income declined in the current quarter due to production and marketing expenses associated with new network and made-for-syndication television shows.

Financial Services
------------------

                      (Billions of yen, millions of U.S. dollars)
                               Second quarter ended September 30
                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Financial service       Y175.9     Y168.1        -4.4%    $1,425
 revenue
Operating income          40.0       24.6       -38.7        208


Unless otherwise specified, all amounts are on a U.S. GAAP basis.
Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue decreased 4.4% compared with the same quarter of the previous fiscal year, mainly due to a decrease in revenue at Sony Life. Although revenue from insurance premiums increased at Sony Life reflecting an increase in insurance-in-force, revenue at Sony Life decreased by Y9.1 billion or 5.9% to Y144.2 billion ($1,222 million), mainly as a result of lower valuation gains in the general account and the separate account.

Operating income decreased by 38.7% compared with the same quarter of the previous fiscal year, mainly as a result of a decrease in valuation gains in the general account at Sony Life. Although revenue from insurance premiums at Sony Life increased, operating income at Sony Life decreased by Y13.5 billion or 34.5% to Y25.6 billion ($217 million) mainly as a result of a decrease in valuation gains from investments in the general account, including valuation gains from convertible bonds.

All Other
---------

                      (Billions of yen, millions of U.S. dollars)
                               Second quarter ended September 30

                          2005       2006   Change in       2006
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating      Y97.3      Y81.5       -16.3%      $690
 revenue
Operating income           7.6        6.5       -14.3         55


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 16.3% compared with the same quarter of the previous fiscal year. This sales decrease mainly reflects the sale, during the first quarter of the current fiscal year, of 51% of the stock in StylingLife Holdings Inc.("StylingLife"), a holding company that comprised six of Sony's retail businesses, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd.

Sales decreased at Sony Music Entertainment (Japan) Inc. ("SMEJ") due to lower intersegment sales in association with the transfer of business activity relating to Sony's disc custom press business from SMEJ to other segments within the Sony Group during the second quarter of the fiscal year. Excluding this impact, there was an increase in album and singles sales compared to the same quarter of the previous fiscal year. Best-selling albums and singles during the current quarter included Yuki's WAVE, Beyonce's B'Day and Shogo Hamada's The Best of Shogo Hamada vol.1 and vol.2.

Operating income decreased by 14.3% compared to the same quarter of the previous fiscal year. This decrease was the result of the absence of the gain resulting from the transfer to the Japanese government of the substitutional portion of the Employee Pension Fund at several businesses within All Other including SMEJ which was recorded during the same quarter of the previous fiscal year. Excluding this impact, there was a significant increase in operating income within All Other mainly driven by an increase in operating income at Sony Music Entertainment Inc.'s U.S.-based music publishing business due to an improvement in the royalty expense-to-revenue ratio and at So-net Entertainment Corporation in association with increased revenue relating to an increase in optical fiber service subscribers.

Excluding the above-mentioned impact of the transfer to the Japanese government of the substitutional portion of the Employee Pension Fund during the same quarter of the previous fiscal year and the decrease in intersegment sales at SMEJ, operating income at SMEJ was relatively unchanged compared to the same quarter of the previous fiscal year.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.


                             (millions of U.S. dollars)
                     Second quarter ended September 30

                          2005       2006    Change in
                                               Dollars
----------              ------     ------       ------
Sales and operating       $936       $948           +1%
 revenue
Loss before income         (58)       (31)           -
 taxes
Net loss                   (60)       (39)           -


SONY BMG recorded increased sales of 1% compared with the same period of the previous fiscal year primarily due to the benefit of foreign exchange rates. Loss before income taxes includes $39 million of restructuring charges, a year-on-year reduction of $4 million. Decreased loss before income taxes was primarily the result of lower legal and restructuring costs. As a result, equity in net loss of Y2.2 billion ($19 million) was recorded by Sony. Best selling albums during the quarter included Justin Timberlake's Future Sex/Love Sounds, Beyonce's B'Day, and Christina Aguilera's Back to Basics.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG ("Bertelsmann"), forming SONY BMG, upon approval from, among others, the European Commission competition authorities. On December 3, 2004, an association of independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the Court of First Instance overruled the Commission's decision to allow the merger to go forward, requiring the Commission to re-examine the merger. On October 3, 2006, Bertelsmann and Sony Corporation of America ("SCA") filed a joint appeal against the Court of First Instance's judgment. In addition, Bertelsmann and SCA are in the process of updating the notification filed in 2004 to permit the European Commission to reexamine the transaction. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.

Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flow for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flow - Excluding Financial Services segment
------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                   Six months ended September 30

Cash flow                      2005      2006    Change     2006
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities  (Y91.9)  (Y191.2)  Y -99.3  ($1,620)
- From investing activities  (145.1)   (217.5)    -72.4   (1,843)
- From financing activities    97.1     191.2     +94.1    1,620
Cash and cash equivalents     519.7     585.5     +65.7    4,961
 at beginning of the fiscal
 year
Cash and cash equivalents     393.9     363.9     -30.0    3,084
 as of September 30


Operating Activities: During the six months ended September 30, 2006, although net income was recorded, cash flow from operating activities resulted in a net use of cash primarily as a result of an increase in inventory within the Electronics and Game segments in preparation for the year-end sales season. Within the Electronics segment, there was an increase in LCD television inventory and semiconductor inventory for use in PS3.

Investing Activities: During the six months ended September 30, 2006, although cash was generated from the transfer of 51% of the stock in StylingLife, cash was used by Sony within the Electronics segment primarily for the purchase of fixed assets, principally semiconductor manufacturing facilities, and part of the investment towards the manufacturing facilities for 8th generation TFT LCD panels at S-LCD.

As a result, the total amount of cash flow from operating activities and from investing activities was a use of cash of Y408.7 billion ($3,463 million).

Financing Activities: During the six months ended September 30,
2006, financing was carried out through the issuance of commercial paper and syndicated bank loans. These sources were partially offset by cash used to redeem straight bonds and make dividend payments.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y221.6 billion compared to March 31, 2006, and decreased by Y30.0 billion compared to September 30, 2005, to Y363.9 billion ($3,084 million) as of September 30, 2006.

Cash Flow - Financial Services segment
--------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                   Six months ended September 30

Cash flow                      2005      2006    Change     2006
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities   Y50.9    Y121.8   Y +70.8   $1,032
- From investing activities  (261.9)   (113.2)   +148.8     (959)
- From financing activities   138.9      65.2     -73.7      552
Cash and cash equivalents     259.4     117.6    -141.7      997
 at beginning of the fiscal
 year
Cash and cash equivalents     187.3     191.4      +4.2    1,622
 as of September 30


Operating Activities: Net cash from operating activities was generated due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony
Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life.

Financing Activities: Despite a decrease in the balance of call money within the banking business, net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents increased Y73.8 billion compared to March 31, 2006, and increased Y4.2 billion compared to September 30, 2005, to Y191.4 billion ($1,622 million) as of September 30, 2006.

Notes
-----

Note I: During the quarter ended September 30, 2006, the average value of the yen was Y115.3 against the U.S. dollar and Y146.6 against the Euro, which was 4.3% lower against the U.S. dollar and 8.5% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income
(loss)" in each business segment represents operating income
(loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Outlook for the Fiscal Year ending March 31, 2007
-------------------------------------------------

Our forecast for the fiscal year ending March 31, 2007, as revised on October 19, 2006, is as per the table below:


                                                    Change from
                                           Current     previous
                                         Forecast*  fiscal year
                                         ---------  -----------
Sales and operating revenue         Y8,230 billion          +10%
Operating income                        50 billion          -78
(Restructuring charges included
 within Operating income                40 billion          -71)
Income before income taxes              70 billion          -76
Equity in net income of
 affiliated companies                   40 billion         +204
Net income                              80 billion          -35


*Assumed foreign currency exchange rates for the second half of the fiscal year: approximately Y114 to the U.S. dollar and approximately Y145 to the Euro.

Please note that the above operating income forecast reflects the Y51.2 billion provision for charges related to the notebook computer battery pack recall and subsequent global replacement program.

Our forecast for capital expenditures, depreciation and amortization or research and development costs, as per the table below, is unchanged from the forecast of July 27, 2006.


                                                    Change from
                                                       previous
                                          Forecast  fiscal year
                                         ---------  -----------
Capital expenditures                  Y460 billion          +20%
 (additions to fixed assets)
Depreciation and amortization*         410 billion           +7
(Depreciation expenses for             340 billion           +9)
 tangible assets
*Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
Research and development expenses      550 billion           +3




Cautionary Statement
--------------------

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to recoup large-scale investment required for technology development, increasing production capacity and by the Game segment for the development and introduction of a new platform; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.



Business Segment Information (Unaudited)
----------------------------

                      (Millions of yen, millions of U.S. dollars)
                                Second quarter ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
  Electronics
   Customers            Y1,101,562  Y1,286,026    +16.7%  $10,899
   Intersegment            127,817      92,364                782
  ----------                ------      ------             ------
   Total                 1,229,379   1,378,390    +12.1    11,681

  Game
   Customers               203,994     162,571    -20.3     1,378
   Intersegment             10,252       7,749                 65
  ----------                ------      ------             ------
   Total                   214,246     170,320    -20.5     1,443

  Pictures
   Customers               158,855     178,153    +12.1     1,510
   Intersegment                  -           -                  -
  ----------                ------      ------             ------
   Total                   158,855     178,153    +12.1     1,510

  Financial Services
   Customers               170,103     162,198     -4.6     1,374
   Intersegment              5,779       5,903                 51
  ----------                ------      ------             ------
   Total                   175,882     168,101     -4.4     1,425

  All Other
   Customers                77,120      65,231    -15.4       552
   Intersegment             20,193      16,255                138
  ----------                ------      ------             ------
   Total                    97,313      81,486    -16.3       690

  Elimination             (164,041)   (122,271)       -    (1,036)
  ----------                ------      ------             ------
  Consolidated total    Y1,711,634  Y1,854,179     +8.3%  $15,713


Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)       2005        2006   Change      2006
  ----------                ------      ------   ------    ------
  Electronics              Y28,081      Y8,027    -71.4%      $68
  Game                       8,220     (43,527)       -      (369)
  Pictures                  (6,633)    (15,277)       -      (129)
  Financial Services        40,046      24,567    -38.7       208
  All Other                  7,585       6,497    -14.3        55
  ----------                ------      ------             ------
  Total                     77,299     (19,713)       -      (167)

  Corporate and             (2,744)     (1,120)       -       (10)
   elimination
  ----------                ------      ------             ------
  Consolidated total       Y74,555    Y(20,833)       -%    $(177)


                      (Millions of yen, millions of U.S. dollars)
                                 Six months ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------  -------    ------
  Electronics
   Customers            Y2,136,493  Y2,517,666    +17.8%  $21,336
   Intersegment            221,259     141,616              1,200
  ----------                ------      ------             ------
   Total                 2,357,752   2,659,282    +12.8    22,536

  Game
   Customers               369,471     279,597    -24.3     2,369
   Intersegment             17,553      13,212                112
  ----------                ------      ------             ------
   Total                   387,024     292,809    -24.3     2,481

  Pictures
   Customers               303,236     382,904    +26.3     3,245
   Intersegment                  -           -                  -
  ----------                ------      ------             ------
   Total                   303,236     382,904    +26.3     3,245

  Financial Services
   Customers               318,691     280,738    -11.9     2,379
   Intersegment             11,005      11,464                 97
  ----------                ------      ------             ------
   Total                   329,696     292,202    -11.4     2,476

  All Other
   Customers               151,876     137,510     -9.5     1,166
   Intersegment             38,499      32,115                272
  ----------                ------      ------             ------
   Total                   190,375     169,625    -10.9     1,438

  Elimination             (288,316)   (198,407)       -    (1,681)
  ----------                ------      ------             ------
  Consolidated total    Y3,279,767  Y3,598,415     +9.7%  $30,495


Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)       2005        2006   Change      2006
  ----------                ------      ------   ------    ------
  Electronics               Y1,404     Y55,446 +3,849.1%     $470
  Game                       2,325     (70,330)       -      (596)
  Pictures                  (2,387)    (16,442)       -      (139)
  Financial Services        61,969      29,146    -53.0       247
  All Other                 12,818      11,228    -12.4        95
  ----------                ------      ------             ------
  Total                     76,129       9,048    -88.1        77

  Corporate and             (8,156)     (2,833)       -       (24)
   elimination
  ----------                ------      ------             ------
  Consolidated total       Y67,973      Y6,215    -90.9%      $53


Electronics Sales and Operating Revenue to Customers by Product Category

                      (Millions of yen, millions of U.S. dollars)
                                Second quarter ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
Audio                     Y129,605    Y121,655     -6.1%   $1,031
Video                      247,628     282,920    +14.3     2,398
Televisions                171,430     251,486    +46.7     2,131
Information and            184,984     220,341    +19.1     1,867
 Communications
Semiconductors              43,534      52,482    +20.6       445
Components                 193,103     221,335    +14.6     1,876
Other                      131,278     135,807     +3.4     1,151
  ----------                ------      ------             ------
Total                   Y1,101,562  Y1,286,026    +16.7%  $10,899

                                 Six months ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
Audio                     Y246,944    Y237,947     -3.6%   $2,017
Video                      498,959     553,101    +10.9     4,687
Televisions                321,477     513,540    +59.7     4,352
Information and            369,160     433,491    +17.4     3,674
 Communications
Semiconductors              82,907     100,473    +21.2       851
Components                 375,933     426,071    +13.3     3,611
Other                      241,113     253,043     +4.9     2,144
  ----------                ------      ------             ------
Total                   Y2,136,493  Y2,517,666    +17.8%  $21,336


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment
Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2006, Sony has partly realigned its product category configuration in the Electronics segment.
Accordingly, results for the same period of the previous fiscal year have been reclassified.
The primary change is as shown below;

Main Product   Previous Product Category   New Product Category
------------   -------------------------   --------------------
  Low-                "Semiconductors"    -->   "Components"
  temperature
  polysilicon
  thin film
  transistor
  LCD

  Chemical               "Other"          -->   "Components"
  component



Geographic Segment Information (Unaudited)
------------------------------
                      (Millions of yen, millions of U.S. dollars)
                                Second quarter ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y512,026    Y497,433     -2.9%   $4,216
  United States            436,297     479,469     +9.9     4,063
  Europe                   368,910     417,019    +13.0     3,534
  Other Areas              394,401     460,258    +16.7     3,900
  ----------                ------      ------             ------
  Total                 Y1,711,634  Y1,854,179     +8.3%  $15,713

                                    Six months ended September 30
Sales and operating           2005        2006   Change      2006
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y988,996    Y973,631     -1.6%   $8,251
  United States            854,778     927,386     +8.5     7,859
  Europe                   700,035     815,871    +16.5     6,914
  Other Areas              735,958     881,527    +19.8     7,471
  ----------                ------      ------             ------
  Total                 Y3,279,767  Y3,598,415     +9.7%  $30,495

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)
---------------------------------
     (Millions of yen, millions of U.S. dollars, except per share amounts)
                                Second quarter ended September 30
                              2005        2006   Change      2006
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y1,517,412  Y1,667,547            $14,132
  Financial service        170,103     162,198              1,374
   revenue
  Other operating           24,119      24,434                207
   revenue
                            ------      ------             ------
                         1,711,634   1,854,179     +8.3    15,713
Costs and expenses:
  Cost of sales          1,179,803   1,286,412             10,902
  Selling, general and     300,279     449,250              3,807
   administrative
  Financial service        130,228     137,623              1,166
   expenses
  Loss on sale,             26,769       1,727                 15
   disposal or
   impairment of
   assets, net
                            ------      ------             ------
                         1,637,079   1,875,012             15,890

Operating income (loss)     74,555     (20,833)       -      (177)

Other income:
  Interest and               4,674       4,848                 41
   dividends
  Foreign exchange             326           -                  -
   gain, net
  Gain on sale of            4,259         551                  5
   securities
   investments, net
  Gain on change in         20,662       2,029                 18
   interest in
   subsidiaries and
   equity investees
  Other                      5,068       5,664                 48
                            ------      ------             ------
                            34,989      13,092                112

Other expenses:
  Interest                   7,135       5,974                 51
  Loss on devaluation        2,144         734                  6
   of securities
   investments
  Foreign exchange               -       6,036                 51
   loss, net
  Other                      4,882       5,637                 48
                            ------      ------             ------
                            14,161      18,381                156

                            ------      ------             ------
Income (loss) before        95,383     (26,122)       -      (221)
 income taxes

  Income taxes              65,143      (7,551)               (64)
                            ------      ------             ------
Income (loss) before        30,240     (18,571)       -      (157)
 minority interest and
 equity in net income
 (loss) of affiliated
 companies

  Minority interest in        (837)       (530)                (4)
  income (loss) of
  consolidated
  subsidiaries

  Equity in net income      (2,609)     19,721                167
   (loss) of affiliated
   companies
                            ------      ------             ------
Net income                 Y28,468      Y1,680    -94.1       $14
                            ------      ------             ------
Per share data:
  Common stock
  Net income
   - Basic                  Y28.63       Y1.68    -94.1     $0.01
   - Diluted                 27.32        1.60    -94.1      0.01
  Subsidiary tracking
   stock
  Net income (loss)
   - Basic*                 (19.90)          -        -         -

* See Note 3



     (Millions of yen, millions of U.S. dollars, except per share amounts)
                                    Six months ended September 30
                              2005        2006   Change      2006
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y2,915,146  Y3,267,083            $27,687
  Financial service        318,691     280,738              2,379
   revenue
  Other operating           45,930      50,594                429
   revenue
                            ------      ------             ------
                         3,279,767   3,598,415     +9.7    30,495
Costs and expenses:
  Cost of sales          2,276,579   2,498,491             21,174
  Selling, general         649,755     833,137              7,060
   and administrative
  Financial service        256,865     251,574              2,132
   expenses
  Loss on sale,             28,595       8,998                 76
   disposal or
   impairment of
   assets, net
                            ------      ------             ------
                         3,211,794   3,592,200             30,442

Operating income            67,973       6,215    -90.9        53

Other income:
  Interest and              10,843      11,942                101
   dividends
  Gain on sale               6,400       4,452                 38
   of securities
   investments, net
  Gain on change in         38,531      20,075                170
   interest in
   subsidiaries and
   equity investees
  Other                     10,826      10,431                 88
                            ------      ------             ------
                            66,600      46,900                397

Other expenses:
  Interest                  11,981      11,385                 97
  Loss on devaluation        2,944         750                  6
   of securities
   investments
  Foreign exchange           1,066       3,494                 30
   loss, net
  Other                     10,296       9,580                 81
                            ------      ------             ------
                            26,287      25,209                214
                            ------      ------             ------
Income before income       108,286      27,906    -74.2       236
 taxes

  Income taxes              77,194      17,216                145
                            ------      ------             ------
Income before minority      31,092      10,690    -65.6        91
 interest and equity
 in net income (loss) of
 affiliated companies

  Minority interest in      (1,808)         62                  1
   income (loss) of
   consolidated
   subsidiaries

  Equity in net            (11,695)     23,343                198
   income (loss)
   of affiliated
   companies
                            ------      ------             ------
Net income                 Y21,205     Y33,971    +60.2      $288
                            ------      ------             ------
Per share data:
  Common stock
   Net income
    - Basic                 Y19.95      Y33.93    +70.1     $0.29
    - Diluted                19.01       32.36    +70.2      0.27
  Subsidiary tracking
   stock
   Net income
    - Basic*                430.74           -        -         -

* See Note 3


Consolidated Balance Sheets (Unaudited)
---------------------------
                                (Millions of yen, millions of U.S. dollars)
                     September 30    March 31   September 30  September 30
      ASSETS              2005          2006          2006         2006
                        --------      --------      --------     -------
Current assets:
  Cash and cash        Y 581,200     Y 703,098     Y 555,330     $ 4,706
   equivalents
  Marketable             508,017       536,968       471,332       3,994
   securities
  Notes and            1,087,120     1,075,071     1,233,207      10,451
   accounts
   receivable,
   trade
  Allowance for          (78,352)      (89,563)      (82,340)       (698)
   doubtful
   accounts and
   sales returns
  Inventories            805,856       804,724     1,152,646       9,768
  Deferred income        138,160       221,311       251,374       2,130
   taxes
  Prepaid expenses       552,876       517,915       636,325       5,394
   and other
   current assets
                        --------      --------      --------     -------
                       3,594,877     3,769,524     4,217,874      35,745

Film costs               343,998       360,372       370,905       3,143

Investments and
 advances:
  Affiliated             263,524       285,870       339,702       2,879
   companies
  Securities           2,900,196     3,234,037     3,310,692      28,057
   investments and
   other
                        --------      --------      --------     -------
                       3,163,720     3,519,907     3,650,394      30,936

Property, plant
 and equipment:
  Land                   181,130       178,844       172,242       1,460
  Buildings              936,291       926,783       939,040       7,958
  Machinery and        2,304,687     2,327,676     2,437,235      20,655
   equipment
  Construction in         90,822       116,149        93,568         793
   progress
  Less-Accumulated    (2,133,025)   (2,160,905)   (2,200,498)    (18,649)
   depreciation
                        --------      --------      --------     -------
                       1,379,905     1,388,547     1,441,587      12,217
Other assets:
  Intangibles, net       192,688       207,034       213,422       1,809
  Goodwill               291,021       299,024       300,627       2,548
  Deferred               384,917       383,156       389,695       3,303
   insurance
   acquisition
   costs
  Deferred income        205,019       178,751       159,563       1,352
   taxes
  Other                  452,169       501,438       399,578       3,385
                        --------      --------      --------     -------
                       1,525,814     1,569,403     1,462,885      12,397
                        --------      --------      --------     -------
                    Y 10,008,314  Y 10,607,753  Y 11,143,645    $ 94,438
                        --------      --------      --------     -------

 LIABILITIES AND
  STOCKHOLDERS'
  EQUITY
Current
 liabilities:
  Short-term           Y 202,882     Y 142,766     Y 247,953     $ 2,101
   borrowings
  Current portion        165,091       193,555       111,620         946
   of long-term
   debt
  Notes and              854,982       813,332       975,543       8,267
   accounts
   payable, trade
  Accounts               756,985       854,886       908,378       7,698
   payable, other
   and accrued
   expenses
  Accrued income          33,211        87,295        26,810         227
   and other taxes
  Deposits from          591,540       599,952       682,717       5,786
   customers in the
   banking business
  Other                  489,937       508,442       490,134       4,154
                        --------      --------      --------     -------
                       3,094,628     3,200,228     3,443,155      29,179

Long-term
 liabilities:
  Long-term debt         690,320       764,898       868,231       7,358
  Accrued pension        221,915       182,247       169,667       1,438
   and severance
   costs
  Deferred income        143,793       216,497       238,021       2,017
   taxes
  Future insurance     2,598,208     2,744,321     2,880,479      24,411
   policy benefits
   and other
  Other                  234,321       258,609       267,088       2,264
                        --------      --------      --------     -------
                       3,888,557     4,166,572     4,423,486      37,488

Minority interest         25,947        37,101        40,259         341
 in consolidated
 subsidiaries

Stockholders'
 equity:
  Capital stock          621,724       624,124       625,194       5,298
  Additional           1,134,304     1,136,638     1,139,185       9,654
   paid-in capital
  Retained             1,512,723     1,602,654     1,620,312      13,731
   earnings
  Accumulated           (266,656)     (156,437)     (144,619)     (1,225)
   other
   comprehensive
   income
  Treasury stock,         (2,913)       (3,127)       (3,327)        (28)
   at cost
                        --------      --------      --------     -------
                       2,999,182     3,203,852     3,236,745      27,430
                        --------      --------      --------     -------
                    Y 10,008,314  Y 10,607,753  Y 11,143,645    $ 94,438
                        --------      --------      --------     -------

Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------

                          (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30

                                     2005        2006     2006
                                    ------      ------   ------

Cash flows from operating
 activities:
  Net income                      Y 21,205    Y 33,971   $  288
  Adjustments to
   reconcile net
   income to net
   cash used in
   operating
   activities:
    Depreciation and               181,416     184,919    1,567
     amortization,
     including
     amortization of
     deferred insurance
     acquisition costs
    Amortization of                170,624     148,714    1,260
     film costs
    Accrual for                     (3,503)     (8,479)     (72)
     pension and
     severance
     costs, less
     payments
    Gain on the                    (73,472)          -        -
     transfer to the
     Japanese
     Government of
     the
     substitutional
     portion
     of employee
     pension fund
    Loss on sale,                   28,595       8,998       76
     disposal or
     impairment of
     assets, net
    Gain on sale or                 (3,456)     (3,702)     (32)
     loss on
     devaluation of
     securities
     investments,
     net
    (Gain) Loss on                 (17,394)      3,864       33
     evaluation of
     marketable
     securities held in
     the financial
     service
     business for trading
     purpose
    Gain on change                 (38,531)    (20,075)    (170)
     in interest in
     subsidiaries
     and equity
     investees
    Deferred income                 67,569      (4,575)     (39)
     taxes
    Equity in net                   12,443     (21,987)    (186)
     (income) loss
     of affiliated
     companies, net
     of dividends
    Changes in
     assets and
     liabilities:
      Increase in                  (22,704)   (154,431)  (1,309)
       notes and
       accounts
       receivable,
       trade
      Increase in                 (158,851)   (338,190)  (2,866)
       inventories
      Increase in                 (218,406)   (157,992)  (1,339)
       film costs
      Increase in                   39,971     159,742    1,354
       notes and
       accounts
       payable, trade
      Decrease in                  (22,790)    (49,918)    (423)
       accrued income
       and other taxes
      Increase in                   62,113      76,270      646
       future
       insurance
       policy benefits
       and other
      Increase in                  (32,080)    (30,152)    (255)
       deferred
       insurance
       acquisition
       costs
      (Increase) Decrease          (13,216)     18,874      160
       in marketable
       securities held in
       the financial
       service
       business for trading
       purpose
      Increase in                  (58,603)    (26,462)    (224)
       other current
       assets
      Increase in                   18,029      37,034      314
       other current
       liabilities
    Other                           20,144      70,802      600
                                    ------      ------   ------
     Net cash used                 (40,897)    (72,775)    (617)
      in operating
      activities
                                    ------      ------   ------
Cash flows from
 investing activities:
  Payments for                    (234,310)   (258,061)  (2,187)
   purchases of
   fixed assets
  Proceeds from                      9,978      25,098      213
   sales of fixed
   assets
  Payments for                    (712,454)   (470,577)  (3,988)
   investments and
   advances by
   financial service
   business
  Payments for                     (15,217)    (32,751)    (277)
   investments and
   advances (other
   than financial
   service business)
  Proceeds from                    471,167     374,782    3,176
   maturities of
   marketable securities,
   sales of securities
   investments and
   collections of
   advances by financial
   service business
  Proceeds from                     16,873       4,139       35
   maturities of
   marketable securities,
   sales of securities
   investments and
   collections of
   advances (other than
   financial service
   business)
  Proceeds from                     49,578      32,165      272
   sales of
   subsidiaries' and
   equity investees'
   stocks
  Other                               (283)        667        6
                                    ------      ------   ------
    Net cash used                 (414,668)   (324,538)  (2,750)
     in investing
     activities
                                    ------      ------   ------
Cash flows from financing
 activities:
  Proceeds from                    121,280     125,047    1,060
   issuance of
   long-term debt
  Payments of                     (115,563)   (103,479)    (877)
   long-term debt
  Increase in                      101,073     187,021    1,585
   short-term
   borrowings
  Increase in                      116,856     142,793    1,210
   deposits from
   customers in the
   financial service
   business
  Increase                          31,500     (87,700)    (743)
   (Decrease) in
   call money and
   bills sold in the
   banking business
  Dividends paid                   (12,368)    (12,514)    (106)
  Other                                753       2,449       20
                                    ------      ------   ------
    Net cash                       243,531     253,617    2,149
     provided by
     financing
     activities
                                    ------      ------   ------
Effect of exchange                  14,131      (4,072)     (34)
 rate changes on
 cash and cash
 equivalents
                                    ------      ------   ------
Net decrease in                   (197,903)   (147,768)  (1,252)
 cash and cash
 equivalents
Cash and cash                      779,103     703,098    5,958
 equivalents at
 beginning of the
 fiscal year
                                    ------      ------   ------
Cash and cash                    Y 581,200   Y 555,330  $ 4,706
 equivalents at
 September 30
                                    ------      ------   ------


The following information shows change in additional paid-in capital and change in retained earnings for the six months of the fiscal year ended March 31, 2006, and consolidated statement of changes in stockholders' equity for the six months of the fiscal year ending March 31, 2007.

Sony discloses these supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

Additional Paid-in Capital and Retained Earnings (Unaudited)
------------------------------------------------

                                         (Millions of yen)
                            Six months ended September 30
                                                     2005
                                                   ------
Additional Paid-in Capital:
  Balance at March 31,2005                  Y   1,134,222
  Exercise of stock acquisition rights                 16
  Stock based compensation                             66
                                                   ------
  Balance at September 30, 2005             Y   1,134,304
                                                   ------

                                         (Millions of yen)
                            Six months ended September 30
                                                     2005
                                                   ------
Retained Earnings:
  Balance at March 31, 2005                 Y   1,506,082
  Net income                                       21,205
  Cash dividends                                  (12,456)
  Reissuance of treasury stock                     (1,349)
  Common stock issue costs, net of tax               (759)
                                                   ------
  Balance at September 30, 2005             Y   1,512,723
                                                   ------

Consolidated Statements of Changes in Stockholders' Equity (Unaudited)
----------------------------------------------------------

                                                      (Millions of yen)
            Common Additional   Retained   Accumu- Treasury      Total
             stock   paid-in    earnings     lated    stock,
                     capital                 other  at cost
                                           compre-
                                           hensive
                                            income
            ------     ------     ------    ------   ------      ------
Balance   Y624,124 Y1,136,638 Y1,602,654 Y(156,437) Y(3,127) Y3,203,852
 at
 March
 31, 2006
Exercise       478        478                                       956
 of stock
 acquisition
 rights
Conversion     592        592                                     1,184
 of
 convertible
 bonds
Stock                   1,472                                     1,472
 based
 compensation
Comprehensive
 income:
  Net income                      33,971                         33,971
  Cumulative                      (3,785)                        (3,785)
   effect
   of an
   accounting
   change,
   net of tax
  Other
   comprehensive
   income,
   net of
   tax
    Unrealized                             (21,689)             (21,689)
     gains
     on
     securities
    Unrealized                              (1,026)              (1,026)
     losses
     on
     derivative
     instruments
    Minimum                                 (2,647)              (2,647)
     pension
     liability
     adjustment
    Foreign                                 37,180               37,180
     currency
     translation
     adjustments
                                                                 ------
  Total                                                          42,004
   comprehensive
   income
                                                                 ------
Stock                                (11)                           (11)
 issue
 costs,
 net of tax
Dividends                        (12,517)                       (12,517)
 declared
Purchase of                                            (226)       (226)
 treasury
 stock
Reissuance                  5                            26          31
 of
 treasury
 stock
            ------     ------     ------    ------   ------      ------
Balance   Y625,194 Y1,139,185 Y1,620,312 Y(144,619) Y(3,327) Y3,236,745
 at
 September
 30, 2006
            ------     ------     ------    ------   ------      ------

                                              (Millions of U.S. dollars)
            Common Additional   Retained    Accumu- Treasury      Total
             stock    paid-in   earnings     lated    stock,
                      capital                other   at cost
                                           compre-
                                           hensive
                                            income
            ------     ------     ------    ------   ------      ------
Balance   $  5,289 $    9,633 $   13,582 $  (1,326) $   (27) $   27,151
 at
 March
 31,
 2006
Exercise         4          4                                         8
 of stock
 acquisition
 rights
Conversion       5          5                                        10
 of
 convertible
 bonds
Stock                      12                                        12
 based
 compensation

Comprehensive
 income:
 Net income                          288                            288
 Cumulative                          (33)                           (33)
  effect
  of an
  accounting
  change,
  net of tax
 Other
  comprehensive
  income,
  net of
  tax
   Unrealized                                 (184)                (184)
    gains
    on
    securities
   Unrealized                                   (8)                  (8)
    losses
    on
    derivative
    instruments
   Minimum                                     (22)                 (22)
    pension
    liability
    adjustment
   Foreign                                     315                  315
    currency
    translation
    adjustments
                                                                 ------
   Total                                                            356
    comprehensive                                                ------
    income

Stock                                 (0)                            (0)
 issue
 costs,
 net of tax
Dividends                           (106)                          (106)
 declared
Purchase of                                              (1)         (1)
 treasury
 stock
Reissuance                  0                             0           0
 of
 treasury
 stock
            ------     ------     ------    ------   ------      ------
Balance   $  5,298 $    9,654 $   13,731 $  (1,225) $   (28) $   27,430
 at
 September
 30, 2006
            ------     ------     ------    ------   ------      ------

(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118 = U.S. $1, the approximate
Tokyo foreign exchange market rate as of September 29, 2006.

2. As of September 30, 2006, Sony had 947 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 59 affiliated companies.

3. Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony's common stock and for the subsidiary tracking stock applying "two-class" method based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock has not been presented since the third quarter of the fiscal year ended March 31, 2006.

Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number
of outstanding shares             (Thousands of shares)
                            Second quarter ended September 30
                                  2005                   2006
                                 -----                   ----
Net income
  - Basic                      996,523              1,001,293
  - Diluted                  1,044,215              1,049,549

Weighted-average number
of outstanding shares               (Thousands of shares)
                                Six months ended September 30
                                  2005                   2006
                                 -----                   ----
Net income
  - Basic                      996,305              1,001,250
  - Diluted                  1,044,040              1,049,803


4. Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income (loss) and other income for the second quarter and the six months of the fiscal year ended
March 31, 2006 have been reclassified to conform with the presentation of these items for the second quarter and the six months of the fiscal year ending March 31, 2007. Royalty income for the second quarter and the six months of the fiscal year ended March 31, 2006, was Y8.6 billion and Y17.3 billion, respectively. Royalty income for the second quater and the six months of the fiscal year ending March 31, 2007 was Y7.3 billion and Y15.9 billion, respectively. These amounts were recorded primarily within the Electronics segment.

5.        In December 2004, the FASB issued FAS No. 123 (revised
2004), "Share-Based Payment" ("FAS No. 123(R)"). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the intrinsic value method prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of adoption of FAS No. 123(R), Sony's operating income
(loss) decreased (increased) Y697 million and Y1,397 million for the second quarter and the six months of the fiscal year ending March 31, 2007, respectively.

6. In February 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments", an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of adoption of FAS No. 155, Sony's operating income (loss) increased (decreased) approximately
Y1.7 billion and Y0.1 billion for the second quarter and the six months of the fiscal year ending March 31, 2007, respectively. Additionally, on April 1, 2006, Sony recognized Y3,785 million of loss (net of income taxes of Y2,148million) as a cumulative-effect adjustment to beginning retained earnings.

Other Consolidated Financial Data

                     (Millions of yen, millions of U.S. dollars)
                              Second quarter ended September 30
                              2005       2006     Change   2006
                             -------    -------   -----    -----
Capital expenditures        Y 87,798   Y 90,024   +2.5%    $ 763
 (additions to property,
 plant and equipment)
Depreciation and              92,752     93,654  + 1.0       794
 amortization expenses*
(Depreciation expenses for   (74,845)   (74,490)  -0.5      (631)
 tangible assets)
R&D expenses                 131,369    143,485  + 9.2     1,216


                     (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
                              2005       2006     Change   2006
                             -------    -------   -----    -----
Capital expenditures       Y 185,781  Y 224,080   +20.6% $ 1,899
 (additions to property,
 plant and equipment)
Depreciation and             181,416    184,919   + 1.9    1,567
 amortization expenses*
(Depreciation expenses for  (146,726)  (145,492)   -0.8   (1,233)
 tangible assets)
R&D expenses                 249,757    262,855   + 5.2    2,228


* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

(Condensed Financial Services Financial Statements )

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Statements of Income (Unaudited)
------------------------------
                              (Millions of yen, millions of U.S. dollars)
                                       Second quarter ended September 30
Financial Services             2005          2006     Change        2006
                             ------         -----      -----       -----
                                                           %
Financial service         Y 175,882     Y 168,101       -4.4     $ 1,425
 revenue
Financial service           135,836       143,534       +5.7       1,217
 expenses
                             ------         -----                  -----
Operating income             40,046        24,567      -38.7         208
Other income                 23,351           121      -99.5           1
 (expenses), net
                             ------         -----                  -----
Income before income         63,397        24,688      -61.1         209
 taxes
Income taxes and other       23,555         9,395      -60.1          79
                             ------         -----                  -----
Net income                 Y 39,842      Y 15,293      -61.6       $ 130
                             ------         -----                  -----

                              (Millions of yen, millions of U.S. dollars)
                                       Second quarter ended September 30
Sony without                   2005          2006     Change        2006
 Financial Services
                             ------         -----       ----       -----
                                                           %
Net sales and           Y 1,543,763   Y 1,694,094       +9.7    $ 14,357
 operating revenue
Costs and                 1,509,712     1,739,841      +15.2      14,745
 expenses
                             ------         -----                  -----
Operating income (loss)      34,051       (45,747)         -        (388)
Other income                 (2,196)       (5,065)         -         (43)
 (expenses), net
                             ------         -----                  -----
Income (loss) before         31,855       (50,812)         -        (431)
 income taxes
Income taxes and other       43,361       (37,199)         -        (316)
                             ------         -----                  -----
Net income (loss)         Y (11,506)    Y (13,613)         -      $ (115)
                             ------         -----                  -----

                              (Millions of yen, millions of U.S. dollars)
                                       Second quarter ended September 30
Consolidated                   2005          2006     Change        2006
                             ------         -----       ----       -----
                                                           %
Financial service        Y  170,103     Y 162,198       -4.6     $ 1,374
 revenue
Net sales and             1,541,531     1,691,981       +9.8      14,339
 operating revenue
                             ------         -----                  -----
                          1,711,634     1,854,179       +8.3      15,713
Costs and expenses        1,637,079     1,875,012      +14.5      15,890
                             ------         -----                  -----
Operating income (loss)      74,555       (20,833)         -        (177)
Other income                 20,828        (5,289)         -         (44)
 (expenses), net
                             ------         -----                  -----
Income (loss) before         95,383       (26,122)         -        (221)
 income taxes
Income taxes and other       66,915       (27,802)         -        (235)
                             ------         -----                  -----
Net income                 Y 28,468       Y 1,680      -94.1        $ 14
                             ------         -----                  -----

Condensed Statements of Income (Unaudited)
------------------------------

                              (Millions of yen, millions of U.S. dollars)
                                           Six months ended September 30
Financial Services             2005          2006     Change        2006
                             ------         -----      -----       -----
                                                           %
Financial service         Y 329,696     Y 292,202      -11.4     $ 2,476
 revenue
Financial service           267,727       263,056       -1.7       2,229
 expenses
                             ------         -----                  -----
Operating income             61,969        29,146      -53.0         247
Other income                 23,234            64      -99.7           1
 (expenses), net
                             ------         -----                  -----
Income before                85,203        29,210      -65.7         248
 income taxes
Income taxes and other       33,289        10,796      -67.6          92
                             ------         -----                  -----
Net income                 Y 51,914      Y 18,414      -64.5       $ 156
                             ------         -----                  -----

                              (Millions of yen, millions of U.S. dollars)
                                           Six months ended September 30
Sony without                   2005          2006     Change        2006
 Financial Services
                             ------         -----       ----       -----
                                                           %
Net sales and           Y 2,965,256   Y 3,322,377      +12.0    $ 28,156
 operating revenue
Costs and expenses        2,960,116     3,345,971      +13.0      28,356
                             ------         -----                  -----
Operating income              5,140       (23,594)         -        (200)
 (loss)
Other income                 17,813        28,400      +59.4         241
 (expenses), net
                             ------         -----                  -----
Income before                22,953         4,806      -79.1          41
 income taxes
Income taxes and other       53,793       (17,026)         -        (144)
                             ------         -----                  -----
Net income (loss)         Y (30,840)    Y  21,832          -       $ 185
                             ------         -----                  -----

                              (Millions of yen, millions of U.S. dollars)
                                           Six months ended September 30
Consolidated                   2005          2006     Change        2006
                             ------         -----       ----       -----
                                                           %
Financial service        Y  318,691     Y 280,738      -11.9     $ 2,379
 revenue
Net sales and             2,961,076     3,317,677      +12.0      28,116
 operating revenue
                             ------         -----                  -----
                          3,279,767     3,598,415       +9.7      30,495
Costs and expenses        3,211,794     3,592,200      +11.8      30,442
                             ------         -----                  -----
Operating income             67,973         6,215      -90.9          53
Other income                 40,313        21,691      -46.2         183
 (expenses), net
                             ------         -----                  -----
Income before               108,286        27,906      -74.2         236
 income taxes
Income taxes and other       87,081        (6,065)         -         (52)
                             ------         -----                  -----
Net income                Y  21,205      Y 33,971      +60.2       $ 288
                             ------         -----                  -----


Condensed Balance Sheet (Unaudited)
-----------------------

                         (Millions of yen, millions of U.S. dollars)
Financial         September         March     September   September
 Services                30            31            30          30
   ASSETS              2005          2006          2006        2006
                      -----       -------        ------      ------
Current assets:
  Cash and cash   Y 187,269     Y 117,630     Y 191,438     $ 1,622
   equivalents
  Marketable        503,946       532,895       468,256       3,968
   securities
  Other             204,377       200,929       274,626       2,328
                      -----       -------        ------      ------
                    895,592       851,454       934,320       7,918

Investments and   2,788,864     3,128,748     3,220,740      27,294
 advances
Property, plant      34,053        37,422        39,427         334
 and equipment
Other assets:
  Deferred          384,917       383,156       389,695       3,303
   insurance
   acquisition
   costs
  Other             122,102       164,827        97,983         830
                      -----       -------        ------      ------
                    507,019       547,983       487,678       4,133
                      -----       -------        ------      ------
                Y 4,225,528   Y 4,565,607   Y 4,682,165    $ 39,679
                      -----       -------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term       Y 70,862     Y 136,723      Y 67,548       $ 572
   borrowings
  Notes and          10,643        11,707        12,601         107
   accounts
   payable,
   trade
  Deposits          591,540       599,952       682,717       5,786
   from
   customers
   in the
   banking
   business
  Other             147,191       169,956       113,157         959
                      -----       -------        ------      ------
                    820,236       918,338       876,023       7,424

Long-term
 liabilities:
  Long-term         131,507       128,097       129,415       1,097
   debt
  Accrued            13,641        13,479        13,222         112
   pension and
   severance
   costs
  Future          2,598,208     2,744,321     2,880,479      24,411
   insurance
   policy
   benefits
   and other
  Other             158,976       173,354       200,367       1,697
                      -----       -------        ------      ------
                  2,902,332     3,059,251     3,223,483      27,317

Minority              4,279         4,089         4,228          36
 interest in
 consolidated
 subsidiaries
Stockholders'       498,681       583,929       578,431       4,902
 equity
                      -----       -------        ------      ------
                Y 4,225,528   Y 4,565,607   Y 4,682,165    $ 39,679
                      -----       -------        ------      ------


Sony without             (Millions of yen, millions of U.S. dollars)
 Financial        September         March     September   September
 Services                30            31            30          30
   ASSETS              2005          2006          2006        2006
                      -----       -------        ------      ------
Current assets:
  Cash and cash   Y 393,931     Y 585,468     Y 363,892     $ 3,084
   equivalents
  Marketable          4,071         4,073         3,076          26
   securities
  Notes and       1,000,575       973,675     1,132,099       9,594
   accounts
   receivable,
   trade
  Other           1,317,568     1,393,306     1,825,897      15,474
                      -----       -------        ------      ------
                  2,716,145     2,956,522     3,324,964      28,178

Film costs          343,998       360,372       370,905       3,143
Investments and     464,700       477,089       509,565       4,318
 advances
Investments in      187,400       187,400       187,400       1,588
 Financial
 Services, at
 cost
Property, plant   1,345,852     1,351,125     1,402,160      11,883
 and equipment
Other assets      1,106,129     1,059,786     1,021,756       8,659
                      -----       -------        ------      ------
                Y 6,164,224   Y 6,392,294   Y 6,816,750    $ 57,769
                      -----       -------        ------      ------

LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term      Y 311,405     Y 225,082     Y 329,624     $ 2,793
   borrowings
  Notes and         847,049       804,394       963,939       8,169
   accounts
   payable,
   trade
  Other           1,144,494     1,299,809     1,324,318      11,223
                      -----       -------        ------      ------
                  2,302,948     2,329,285     2,617,881      22,185

Long-term
 liabilities:
  Long-term         638,502       701,372       802,173       6,798
   debt
  Accrued           208,274       168,768       156,445       1,326
   pension and
   severance
   costs
  Other             304,974       352,457       358,479       3,038
                      -----       -------        ------      ------
                  1,151,750     1,222,597     1,317,097      11,162

Minority             21,717        32,623        35,593         302
 interest in
 consolidated
 subsidiaries
Stockholders'     2,687,809     2,807,789     2,846,179      24,120
equity
                      -----       -------        ------      ------
                Y 6,164,224   Y 6,392,294   Y 6,816,750   $  57,769
                      -----       -------        ------      ------

                         (Millions of yen, millions of U.S. dollars)
Consolidated   September 30      March 31  September 30September 30
   ASSETS              2005          2006          2006        2006
                      -----       -------        ------      ------
Current assets:
  Cash and        Y 581,200     Y 703,098     Y 555,330     $ 4,706
   cash
   equivalents
  Marketable        508,017       536,968       471,332       3,994
   securities
  Notes and       1,008,768       985,508     1,150,867       9,753
   accounts
   receivable,
   trade
  Other           1,496,892     1,543,950     2,040,345      17,292
                      -----       -------        ------      ------
                  3,594,877     3,769,524     4,217,874      35,745

Film costs          343,998       360,372       370,905       3,143
Investments and   3,163,720     3,519,907     3,650,394      30,936
 advances
Property, plant   1,379,905     1,388,547     1,441,587      12,217
 and equipment
Other assets:
  Deferred          384,917       383,156       389,695       3,303
   insurance
   acquisition
   costs
  Other           1,140,897     1,186,247     1,073,190       9,094
                      -----       -------        ------      ------
                  1,525,814     1,569,403     1,462,885      12,397
                      -----       -------        ------      ------
               Y 10,008,314  Y 10,607,753  Y 11,143,645    $ 94,438
                      -----       -------        ------      ------
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term      Y 367,973     Y 336,321     Y 359,573     $ 3,047
   borrowings
  Notes and         854,982       813,332       975,543       8,267
   accounts
   payable,
   trade
  Deposits          591,540       599,952       682,717       5,786
   from
   customers
   in the
   banking
   business
  Other           1,280,133     1,450,623     1,425,322      12,079
                      -----       -------        ------      ------
                  3,094,628     3,200,228     3,443,155      29,179

Long-term
 liabilities:
  Long-term         690,320       764,898       868,231       7,358
   debt
  Accrued           221,915       182,247       169,667       1,438
   pension and
   severance
   costs
  Future          2,598,208     2,744,321     2,880,479      24,411
   insurance
   policy
   benefits
   and other
  Other             378,114       475,106       505,109       4,281
                      -----       -------        ------      ------
                  3,888,557     4,166,572     4,423,486      37,488

Minority             25,947        37,101        40,259         341
 interest in
 consolidated
 subsidiaries
Stockholders'      2,999,182    3,203,852     3,236,745      27,430
 equity
                      -----       -------        ------      ------
               Y 10,008,314  Y 10,607,753  Y 11,143,645    $ 94,438
                      -----       -------        ------      ------



Condensed Statements of Cash Flows (Unaudited)
----------------------------------

                     (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
Financial Services                   2005        2006      2006
                                    -----       -----    ------
Net cash provided                Y 50,949   Y 121,798   $ 1,032
 by operating
 activities
Net cash used in                 (261,946)   (113,193)     (959)
 investing activities
Net cash provided                 138,895      65,203       552
 by financing
 activities
                                    -----       -----    ------
Net increase                      (72,102)     73,808       625
 (decrease) in cash
 and cash equivalents
Cash and cash                     259,371     117,630       997
 equivalents at
 beginning of the
 fiscal year
                                    -----       -----    ------
Cash and cash                   Y 187,269   Y 191,438   $ 1,622
 equivalents at
 September 30
                                    -----       -----    ------

                     (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
Sony without Financial               2005        2006      2006
 Services                           -----       -----    ------

Net cash used in                Y (91,879) Y (191,169) $ (1,620)
 operating activities
Net cash used in                 (145,119)   (217,499)   (1,843)
 investing activities
Net cash provided                  97,066     191,164     1,620
 by financing
 activities
Effect of exchange                 14,131      (4,072)      (34)
 rate changes on
 cash and cash
 equivalents
                                    -----       -----    ------
Net decrease in                  (125,801)   (221,576)   (1,877)
 cash and cash equivalents
Cash and cash                     519,732     585,468     4,961
 equivalents at
 beginning of the
 fiscal year
                                    -----       -----    ------
Cash and cash                   Y 393,931   Y 363,892   $ 3,084
 equivalents at
 September 30
                                    -----       -----    ------


                    (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
Consolidated                         2005        2006      2006
                                    -----       -----    ------
Net cash used in                Y (40,897)  Y (72,775)   $ (617)
 operating activities
Net cash used in                 (414,668)   (324,538)   (2,750)
 investing activities
Net cash provided                 243,531     253,617     2,149
 by financing activities
Effect of exchange                 14,131      (4,072)      (34)
 rate changes on
 cash and cash
 equivalents
                                    -----       -----    ------
Net decrease in                  (197,903)   (147,768)   (1,252)
 cash and cash equivalents
Cash and cash                     779,103     703,098     5,958
 equivalents at
 beginning of the
 fiscal year
                                    -----       -----    ------
Cash and cash                   Y 581,200   Y 555,330   $ 4,706
 equivalents at
 September 30
                                    -----       -----    ------



Investor Relations Contacts:
---------------------------
Tokyo                  New York             London
Takao Yuhara           Sam Levenson/        Shinji Tomita
                       Justin Hill/
                       Miki Emura
+81-(0)3-5448-2180     +1-212-833-6722      +44-(0)20-7444-9713


Home Page: http://www.sony.net/IR/